August 8, 2017

United States

Securities and Exchange Commission

100 F Street

Mailstop 3561

Washington, DC 20549

Re:	The Greater Cannabis Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2017
File No. 333-218854

Dear Ms. Ransom:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 1, 2017 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on its Amendment No. 1 to its Form S-1 submitted July 20, 2017 (File No. 333-218854) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1

General

1. We note your response to comment 13. Please revise your disclosure on pages 6 and 44 to clarify that the Artemis license agreement no longer is in effect. In addition, please tell us why the disclosure on page 6 that the Artemis license agreement constitutes one of your operating segments is appropriate given that it no longer is in effect, or revise the disclosure accordingly.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 6 and 44 to clarify that the Artemis licensing agreement is no longer in effect. The Company has also revised its disclosure on page 6 to clarify the Company’s licensing operations under its business plan.

Prospectus Summary

The Offering, page 12

2. We reviewed your revisions in response to comment 2. Please further revise your disclosure to indicate that the 2.5 million common shares issuable on conversion of the convertible note are included in the number of shares of common stock issued and outstanding after the offering and explain why (e.g., you expect the notes to be converted to shares prior to or contemporaneous with the secondary offering).

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 12, footnote (5), of The Offering table on page 12.

244 2nd Ave N, Suite 9	Phone 727-482-1505
St. Petersburg, FL 33701	E-Mail info@greatercannabiscompany.com

Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Selling Shareholders

3. We note your responses to comments 1 and 3. Please tell us how long each of Alpco, Scottrade, National Financial Services, Emet Capital Partners and the other selling shareholders that are broker-dealers or affiliates of broker-dealers have held their shares of Sylios Corp., the circumstances under which each entity received its shares of Sylios Corp., and your analysis of why these entities are not statutory underwriters as such term is defined in the Securities Act.

Response: Alpco, Scottrade, National Financial and the other selling shareholders that are broker-dealers or affiliates of broker-dealers have held their shares since March 10, 2017. The shares issued to Alpco, Scottrade, National Financial and the other selling shareholders that are broker-dealers or affiliates of broker-dealers were issued by the Company in a spin-off transaction filed by the Company’s former parent company, Sylios Corp. The Record Date to receive shares of the Company’s common stock was February 3, 2017 with a Payment Date of March 10, 2017.

The shares included in the Selling Shareholders table for Emet Capital Partners, LLC are to be issued upon the conversion of the Convertible Note.

As noted in the Staff’s comment, certain of the selling stockholders are broker-dealers or affiliates of broker-dealers. The Company does not believe that any of the selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Division articulated six factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, and therefore a selling shareholder may be considered a statutory underwriter. The factors are: (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, in light of the definition of “underwriter” in the Securities Act and the Division’s guidance on whether selling stockholders are actually underwriters selling on behalf of an issuer, establishes that none of the selling stockholders that are broker-dealers or affiliates of broker-dealers are acting as statutory underwriters or selling on behalf of the Company.

(i) How long the selling stockholders have held the shares.

The Company issued all shares being sold by the selling stockholders, with the exception of Emet Capital Partners, LLC, in the completed spin-off transaction by the Company’s former parent company, Sylios Corp. All of the selling stockholders, with the exception of Emet Capital Partners, LLC, have been stockholders of the Company since the spin-off Payment date, March 10, 2017. The selling stockholders have full economic and market risk relating to their ownership of the common stock. The Company believes that the holding period and the economic and market risk assumed by the selling stockholders demonstrates that the securities were not acquired with a view to distribution.

The shares to be issued to Emet Capital Partners, LLC will be issued upon a receipt of a conversion notice against the Convertible Note dated May 28, 2017. Emet Capital Partners, LLC, as with all stockholders, has full economic risk through their ownership of the Convertible Note and future ownership of common shares upon conversion of the Note. The Company believes that the holding period and the economic and market risk assumed by the selling stockholder demonstrates that the securities will not be acquired with a view to distribution.

Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

(ii) The circumstances under which the selling stockholders received the shares.

The selling stockholders received their shares either (1) directly from the Company in connection with the spin-off transaction from its former parent Company, Sylios Corp or (2) the shares for Emet Capital Partners, LLC are to be issued upon a conversion of the Convertible Note.

(iii) The relationship of the selling stockholders to the Company.

All of the selling stockholders, with the exception of Emet Capital Partners, LLC, are stockholders because they were former stockholders of the Company’s former parent Company, Sylios Corp, as of the Record date, February 3, 2017.

Emet Capital Partners, LLC will be a stockholder of the Company when the shares of common stock are issued upon a conversion of the Convertible Note.

(iv) The amount of shares involved.

In the aggregate, the Company expects the number of shares of common stock that will be sold in the offering will be approximately 75% of the outstanding common stock, subject to market conditions. The Company has reviewed various historical guidance from Staff, including Compliance and Disclosure Interpretation 612.12 (January 26, 2009), which illustrates that even a single, large stockholder can effect a valid secondary offering of shares, where the stockholder’s ownership percentage in the issuer is in excess of 70% of the registrant’s outstanding common stock. Assuming that 75% of the Company’s outstanding common stock is sold in the proposed offering, the Company believes the number of shares involved in the offering supports the conclusion that the offering is a valid secondary offering rather than a primary offering.

(v) Whether the selling stockholders are in the business of underwriting securities.

Certain of the selling stockholders or their affiliates act as underwriters in the ordinary course, but are not participating as underwriters in this offering.

These selling stockholders received their shares in connection with the Company’s spin-off transaction from its parent company, Sylios Corp. Such selling stockholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering. For this reason and for the additional reasons set forth in paragraph (i) above and in paragraph (vi) below, the Company believes these selling stockholders did not acquire their shares with a view to distribution and thus should not be viewed as “statutory underwriters” in connection with this offering.

Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

(vi) Whether under all the circumstances the selling stockholders are acting as a conduit for the Company.

The totality of the facts and circumstances described above surrounding the selling stockholders and the proposed offering demonstrates that the selling stockholders are not acting as a conduit for the Company in a distribution to the public.

The Company will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The proceeds from the sale of shares will be used by each selling stockholder for its own purposes.

For the foregoing reasons, the Company believes that none of the selling stockholders is or should be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Company believes that the sale of the shares in the proposed offering represents a true secondary offering consistent with the Division’s guidance.

4. Please remove disclosure in footnote (i) indicating that “none of the selling stockholders are broker-dealers.”

Response: In response to the Staff’s comments, the Company has removed the phrase “none of the selling stockholders are broker-dealers” in footnote (i) of the Selling Shareholders table on page 40.

Financial Statements, page F-1

5. Please update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X, as applicable, prior to effectiveness.

Response: In response to the Staff’s comments, the Company has updated the disclosures to include the interim financial period on page 61 of the Registration Statement within the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to the Consolidated Financial Statements:

Note B-Going Concern, page F-15

6. We reviewed your revisions in response to comment 10. Please further revise your disclosure to address the disclosure requirements in paragraphs b and c of ASC 205-40- 50-13.

Response: In response to the Staff’s comments, the Company has revised the language in Note B-Going Concern on page F-15 of the Registration Statement.

Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Exhibit 5.1

7. Please revise the opinion to opine that the 21,527,493 Shares that are currently issued and outstanding are legally issued, fully paid and non-assessable.

Response: In response to the Staff’s comments, the Company’s opinion has been revised to opine that the 21,527,493 shares that are currently issued and outstanding are legally issued, fully paid and non-assessable.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Wayne Anderson
Wayne Anderson,
President

Cc: John T. Root, Jr.